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                             September 18, 2021

       Raju Mohan, PhD
       Chief Executive Officer
       Ventyx Biosciences, Inc.
       662 Encinitas Blvd., Suite 250
       Encinitas, CA 92024

                                                        Re: Ventyx Biosciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed August 20,
2021
                                                            CIK No. 0001851194

       Dear Dr. Mohan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 20, 2021

       Overview , page 1

   1. Please remove the references throughout your prospectus to potential "first-in-class" or
                                                        "best-in-class" product
candidates as these descriptions imply an expectation of regulatory approval and are
inappropriate given the length of time and uncertainty with respect to securing marketing
approval.
   2. We note your statements that VTX958 is a "potent" and "highly selective" tyrosine kinase type 2 inhibitor; that
VTX958 has "leading selectivity profile and broad therapeutic window;" that VTX002 is
a "potent" and "highly selective" sphingosine 1 phosphate
                                                        receptor 1 modulator
and "showed a robust, dose-dependent, steady-state reduction in
                                                        ALC..."; that VTX958
has demonstrated a "wide safety margin"; that you are pursuing a
 Raju Mohan, PhD
FirstName LastNameRaju
Ventyx Biosciences, Inc. Mohan, PhD
Comapany 18,
September NameVentyx
              2021      Biosciences, Inc.
September
Page 2    18, 2021 Page 2
FirstName LastName
         "promising therapeutic approach;" that you have developed a "potent" and "highly selective" NLRP3 inhibitor; that VTX2735 has demonstrated "potent NLRP3 inhibition;"
         that VTX2735 has demonstrated "potent in vivo pharmacodynamic activity," that
         "VTX2735 has a broad therapeutic window," and that you have a diversified pipeline of
         "promising product candidates." Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.
3. We refer to the last two rows in your pipeline table. Please expand your disclosure in your
         Business section to provide a more fulsome discussion of these programs, including identifying the target and program for each product candidate as well as including a description of preclinical studies or other development activities conducted. Alternatively, please explain to us why these programs are sufficiently material to your business to warrant inclusion in your pipeline table.
4. Please revise your Summary to provide a brief description of your corporate organization and structure, including a discussion of your recent acquisitions of Oppilan Pharma Ltd.
         and Zomagen Biosciences Ltd.
Our Competitive Strengths, page 2

5. We note your statements that you believe your deep internal drug discovery and development expertise and that you are able to "mitigate some of the risks usually associated with new product development." Please revise these and similar statements throughout your prospectus to remove any implication that you will be successful in advancing your product candidate in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials, as such statements are speculative and suggest that investors are afforded protection from loss.
6. Please provide the basis for your statements that all of your product candidates target multi-billion-dollar commercial markets, which you believe, to date, are unsatisfied.
Our Management Team, Executive Chair, Advisors and Investors, page 3

7. Please limit the identification of investors in your summary and the discussion of "Our
         Management Team, Executive Chair, Advisors and Investors" beginning on page 100 to investors identified in your Principal Stockholders table on page 159. You may identify additional investors following the Principal Stockholders table with accompanying disclosure indicating any plans to update investors about any changes these entities make with respect to their investments in your company.
Prospectus Summary
Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 5
 Raju Mohan, PhD
FirstName LastNameRaju
Ventyx Biosciences, Inc. Mohan, PhD
Comapany 18,
September NameVentyx
              2021      Biosciences, Inc.
September
Page 3    18, 2021 Page 3
FirstName LastName

8. Here and in a risk factor at page 68, you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under
         Section 107(b) of the JOBS Act. However, your disclosure on page 96 states that you have irrevocably elected not to avail yourselves of this exemption from new or revised accounting standards. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.
Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts, page 67

9. Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Market, Industry and Other Data, page 75

10. Your statements that: (i) investors are cautioned not to give undue weight to third party estimates, (ii) you have not independently verified any third-party information, and (ii)
         such third party information is inherently imprecise may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.
Dilution, page 80

11. With reference to your historical financial statements, please address the appropriateness of your referenced $(87.3) historical net tangible book value (deficit) as of June 30, 2021.

Research and Development Support Services with Bayside Pharma, LLC, page 87

12. Please file your agreement with Bayside Pharma LLC as an exhibit to your registrations statement or provide us with your analysis supporting your determination that it is not required to be filed.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 89

13. Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research
and
         development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Consolidated
         Statements of Operations.
Critical Accounting Policies and Significant Judgments and Estimates
 Raju Mohan, PhD
FirstName LastNameRaju
Ventyx Biosciences, Inc. Mohan, PhD
Comapany 18,
September NameVentyx
              2021      Biosciences, Inc.
September
Page 4    18, 2021 Page 4
FirstName LastName
Stock-Based Compensation Expense, page 94

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.
Our Strategy, page 101

15. We note your disclosure that "all of [y]our pipeline candidates have been internally discovered and developed." Please revise to clarify that you purchased all intellectual property related to inhibition of TYK2 from Vimalan Biosciences, that VTX002 was discovered and partially developed by Oppilan and VTX2735 discovered and partially developed by Zomagen prior to your acquisition of these companies. Figure 2: Potential indications for TYK2-targeted molecules, page 103

16. Please revise your disclosure to clarify the commercial opportunity for your product candidate related to the indication that you are currently pursuing. Indicate that the commercial opportunity with respect to the other indications will require additional clinical trials.
Rationale for Targeting TYK2, page 105

17. We note that Table 1 on page 107 compares PASI scores from various clinical trials. To the extent the data in Table 1 on page 107 was not compiled based on head to head studies, please revise your disclosure to eliminate the comparison. Summary of VTX958 Preclinical Data, page 110

18. Please revise your statement on page 110 that "VTX958 can be dosed safely across the expected therapeutic range in humans" and your disclosure on page 120 that VTX2735 had an "attractive in vivo/in vitro safety profile" to avoid the implication that your product candidate is safe, as that determination is solely within the authority of the FDA and comparable regulatory bodies. We will not object to statements that your product candidate was well-tolerated in pre-clinical studies.
Overview of the IBD Market Opportunity, page 111

19. We note your disclosure that in 2020, the IBD market was approximately $14 billion in the U.S. and $20 billion globally, with the UC segment representing approximately $7 billion in 2020 sales. Please revise to clarify if these figures represent the market opportunity associated with patients that have moderate-to-severe disease, which appears to be the target population for VTX002. Please also clarify if the UC segment relates to to
 Raju Mohan, PhD
FirstName LastNameRaju
Ventyx Biosciences, Inc. Mohan, PhD
Comapany 18,
September NameVentyx
              2021      Biosciences, Inc.
September
Page 5    18, 2021 Page 5
FirstName LastName
         the U.S. or global market.
Intellectual Property, page 123

20. Please revise to specify the jurisdictions associated with your foreign patent and patent applications for each product candidate.
Management, page 136

21. We note your disclosure that in addition to Ventyx, your founder and CEO, Raju Mohan, is also the founder of multiple start-up biopharmaceutical companies. Based on each company's website, it appears that Mr. Mohan is also a Partner and Senior Advisor at New
         Science Ventures and that Messrs. Mohan, Krueger and Nuss serve as officers of Escalier
         Biosciences. Accordingly, please disclose these positions in the applicable descriptions of these individuals' business backgrounds as required by Item 401(e) of Regulation S-K.
         Additionally, clarify the amount of time that your executive officers expect to devote to
         Ventyx Biosciences andconsider including risk factor disclosure that addresses limitations on the time and attention each officer is able to devote to the company and possible conflicts of interest faced by your officers as a result of their outside activities, in each case to the extent they pose significant risks to the Company. Certain Relationships and Related Party Transactions, page 155

22. Please revise your disclosure to provide the information required under Item 404(a) of
         Regulation S-K with respect to each of the Vimalan Asset Purchase Agreement, Kalika
         Employment Arrangement, Oppilan Share Acquisition Agreement and Zomagen Share
         Acquisition Agreement. For example, please disclose the the approximate dollar value of the amount involved in each transaction. Please also file the Oppilan Pharma and
         Zomagen Biosciences purchase agreements as exhibits to your registration statement.
         Alternatively, please explain to us why such disclosure is not required.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws, page
163

23. Please revise to clarify whether your exclusive forum provision applies to actions arising under the Exchange Act.
Consolidated Financial Statements of Ventyx Biosciences, Inc.
Note 5. Acquisitions, page F-20

24. Please break out the material components of the net assets (liabilities) acquired. Also, although we note that the Company is still finalizing the allocation of the purchase price, please expand your disclosures to address whether you may recognize additional identifiable assets acquired or liabilities assumed such as patents, contracts that are not at market, assembled workforce, etc.or any other incremental information that would enable users of your financial statements to evaluate the nature and financial effect of your
 Raju Mohan, PhD
Ventyx Biosciences, Inc.
September 18, 2021
Page 6
         acquisitions as required by ASC 805-10-50-1, including your determination to account these acquisitions as asset acquisition.
25. Please disclose the fair value of your common stock, Series A-1 preferred stock and options to purchase shares of Ventyx common stock. With reference to the specific terms of each security, explain why, as disclosed on page F-93, you have valued both your common stock and Series A-1 at $.32 per share.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Transaction Accounting Adjustments, page F-94

26. We note that you identify pro forma adjustments C, D, G, H and I as nonrecurring items.
         Please explain to us why these adjustments are appropriate and meet the requirements for pro forma presentation under Article 11 of Regulation S-X, as amended by SEC Release
         No. 33-10786. In this regard, we note that these expenses are included in your underlying historical financial statements and do not appear to be directly affected by the
         Acquisition. Address this comment as it relates to adjustments E and
J. Please advise or
         revise your pro forma financial information accordingly
General

27. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameRaju Mohan, PhD                             Sincerely,
Comapany NameVentyx Biosciences, Inc.
                                                              Division of
Corporation Finance
September 18, 2021 Page 6                                     Office of Life
Sciences
FirstName LastName